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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax alan.denenberg@davispolk.com

January 3, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Angelini
Mr. Perry Hindin
Ms. Effie Simpson
Mr. Martin James

Re:	Credo Technology Group Holding Ltd Amendment No. 5 to Draft Registration Statement on Form S-1 (CIK No. 0001807794) Submitted December 3, 2021
Ladies and Gentlemen:
On behalf of our client, Credo Technology Group Holding Ltd (the “Company”), we are submitting this letter in response to a comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 7, 2021 (the “Comment Letter”) relating to Amendment No. 5 to the draft registration statement on Form S-1 of the Company, confidentially submitted on December 3, 2021 (the “Draft Registration Statement”). The Company is concurrently filing a revised registration statement on Form S-1 (the “Registration Statement”), including changes in response to the Staff’s comment and to provide further updates to the disclosure. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Revised Draft Registration Statement that have been marked to show changes from the Draft Registration Statement.
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We are responding to the comment from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics the comment, as set forth in the Comment Letter, together with the Company’s response. Page references in the Company’s response are to the Registration Statement.

Risk Factors
Although the audit report included in this prospectus is issued by an independent registered public accounting firm . . ., page 41
1.    Please revise the final sentence of the first paragraph under this caption to remove the words "without restriction."
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Registration Statement.
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We hope the foregoing answer is responsive to your comments. Please do not hesitate to contact me at (650) 752-2004 or at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Sincerely,
/s/ Alan F. Denenberg
Alan F. Denenberg

Via EDGAR and courier

cc:	William Brennan (Credo Technology Group Holding Ltd)
Daniel Fleming (Credo Technology Group Holding Ltd)
Adam Thorngate-Gottlund (Credo Technology Group Holding Ltd)
John L. Savva (Sullivan & Cromwell LLP)
Jason Bassetti (Davis Polk & Wardwell LLP)
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